Exhibit 99.2

Medifocus Inc. Announces Option Agreement with Major Academic Medical Center to License

Technology to Develop Heat Activated and Tumor Targeted Immunotherapy

COLUMBIA, MD and Toronto, ON- May 27, 2015 – Medifocus, Inc. (OTCQX:MDFZF and TSXV:MFS.V), a medical systems and devices company that develops and commercializes focused heat thermotherapy systems for treatment of Benign Prostatic Hyperplasia (BPH) and breast cancer, today announced that the Company has entered into an option agreement with Duke University regarding heat-activated and tumor targeted Immunotherapy. The two parties are actively negotiating an exclusive license to the Patent Rights of a Duke invention for the development of heat-activated and tumor targeted Immunotherapy for treatment of cancer and other diseases. This option to license and develop Duke’s technology runs through December 30, 2015.

The technology, described in the agreement as a “method for selective expression of therapeutic genes in cancer cells by hyperthermia,” provides the design basis for an adenoviral gene delivery construct that releases IL-12 upon activation by the temperature rise caused by focused thermotherapy. Temperature activation provides the ability to excise spatial and temporal control over the release of the IL-12 therapeutics, leading to enhanced efficacy and reduced treatment induced toxicity. The patent also provides for the possibility of adding other Cytokines and/or Biological Modifiers in combination with IL-12 within the construct to further enhance efficacy. The technology is expected to provide Medifocus a foundation on which it can build a rich pipeline of heat activated and tumor targeted genetic and molecular therapeutics for treatment of cancer and other diseases.

Dr. Augustine Y. Cheung, CEO of Medifocus, said, “This innovative drug delivery technology platform provides the immediate opportunity for Medifocus to become an active participant in the exciting and rapidly growing molecular/genetic therapeutics marketplace. The Company’s thermotherapy systems, already FDA approved for treating prostate disease (BPH) and breast cancer, provide the immediate means to heat the prostate and breast to activation temperatures to trigger the release of IL-12 and/or other combinations to effect precise intratumoral immunotherapy for treatment of prostate and breast cancer. IL-12 has already been proven to be very effective in treatment of prostate and breast cancer, but the clinical success has been hampered by severe treatment induced toxicity. I believe heat activation with ‘on-off’ control should solve the toxicity problem and makes heat activated IL-12, used alone and/or in combination with other genetic/molecular therapeutics, the treatment of choice for prostate and breast cancer.”

Dr. Cheung added, “This novel approach to control gene expression with focused heat is a unique method to achieve precise viral delivery of gene therapy and molecular therapeutics on demand. The Company will embark on further development of the delivery vector, making it universal to accommodate other molecular and genetic therapeutics. Successful accomplishment of this effort could open up ample opportunities for Medifocus to form strategic development partnerships with various companies in immunotherapy and gene therapy.”

About Medifocus, Inc.:

Medifocus currently owns two fully developed technology platforms with comprehensive United States and international patent protection: (i) The Endo-thermotherapy Platform-a catheter-based focused heat technology platform that utilizes natural body openings to deliver microwave thermotherapy to the diseased sites. The United States Food and Drugs Administration (FDA) approved “Prolieve-Thermodilatation” System for the treatment of Benign Prostatic Hyperplasia (BPH) was developed based on the Endo-thermotherapy and is currently generating revenue; and (ii) the Adaptive Phased Array (APA) Microwave Focusing Platform, invented by the Massachusetts Institute of Technology, licensed to Medifocus, directs precisely focused microwave energy at tumor center to induce shrinkage or eradication of tumors without undue harm to surrounding tissue. Medifocus’ APA 1000 Breast Cancer Treatment System, developed from the APA technology platform, has received approval from the FDA and Health Canada to conduct the pivotal Phase III clinical trials. Medifocus has also conducted a phase II clinical trial that suggested that focused heat treatment of the entire intact breast selectively ablates satellite microscopic tumors within the tumor margin.

Medifocus believes that further development of these two technology platforms can provide the design basis for multiple focused heat cancer treatment systems for surface, subsurface and deep seated localized and regional cancers.

Please visit

www.medifocusinc.com, www.prolieve.com and //www.facebook.com/pages/Medifocus-Inc-Company-Page/546315028715627 for more details.

Forward-Looking Statements

This news release contains “forward-looking statements” and “forward-looking information”, which may not be based on historical facts. Forward-looking statements and forward-looking information, include, but are not limited to, information and statements with respect to the benefit to Medifocus’ future growth resulting from the acquisition of additional intellectual property rights, additional treatment possibilities and the expectation that sales from Prolieve® may accelerate as a consequence. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made. Such forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors that may cause the actual results events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or forward-looking information. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements and forward-looking information. Except as required by applicable securities laws, the Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results, events or developments.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Company Relations: John Mon, COO, Medifocus, Inc. Tel: 410-290-5734

jmon@medifocusinc.com

Investor Relations: Michael Porter, President, Porter, LeVay and Rose, 212-564-4700

Mike@plrinvest.com